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Re:	OrthoPediatrics Corp. Registration Statement on Form S-1 Submitted June 16, 2016 File No. 333-212076

Dear Ms. Ravitz:

On behalf of OrthoPediatrics Corp. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). An electronic version of Amendment No. 1 to the Registration Statement (the “Amendment”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amendment has been marked to reflect changes made to the Registration Statement.

Set forth below is the Company’s response to the comment of the Staff’s letter to the Company, dated June 28, 2016, relating to the Registration Statement. For convenience of reference, the text of the Staff’s comment has been reproduced in bold and italics herein. The Company has provided its response immediately after the comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment.

Note 11. Net Loss per share, page F-23

1.	Tell us why you are presenting a supplemental pro forma EPS that shows the impact on pro forma EPS as if the accumulated dividends related to the Series A and Series B redeemable convertible preferred stock were converted into common shares. Support your conclusion that such an event is probable.

August 10, 2017

Response: In response to the Staff’s comment, the Company agrees it is not probable that the accumulated dividends related to both the Series A and Series B redeemable convertible preferred stock will be converted into common shares. Specifically, approximately 50% of the accumulated dividends related to the Series B redeemable convertible preferred stock are expected to be paid in cash. The Company has therefore revised the disclosure on page F-28 of the Amendment to remove the supplemental pro forma EPS presentation.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Mark C. Throdahl, OrthoPediatrics Corp.

Charles Ruck, Latham & Watkins LLP

Divakar Gupta, Cooley LLP